

Mailstop 3233

March 8, 2018

Via E-mail
James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re:** **Armour Residential REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-34766**

Dear Mr. Mountain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Financial Statements

Notes to Consolidated Financial Statements

Note 5- Fair Value of Financial Instruments, page F-13

1. We note that at the beginning of the third quarter 2017, you determined that third party pricing services and or/dealer quotes available for Credit Risk and Non-Agency Securities meet the criteria for Level 2 classification. Please tell us what changed with the third party pricing services and/or dealer quotes in the third quarter of 2017. Your

response should identify the specific facts and circumstances that have changed and describe how such changes support your fair value hierarchy categorization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities